FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 24, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PROFIT AT BRF GROWS 125% IN 2010

Company is the third largest exporter in the country and accounts for more than 20% of the Brazilian trade surplus

     The year 2010 was one of many challenges and important achievements for BRF Brasil Foods. The company reported growth with efficiency, gains in scale and profitability in both domestic and export markets, displaying a recovery which restored the Company’s historical levels.

     Net income reached R$ 804 million, a 125% increase – on a pro-forma basis (*) – compared with fiscal year 2009. Net sales at R$ 22.7 billion were 8.3% higher.

     Despite a scenario of currency appreciation and spiraling commodity prices in the second half of the year, EBITDA (operating profit before financial expenses, taxes and depreciation) amounted to R$ 2.6 billion, corresponding to growth of 126% and representing a margin of 11.6% against fiscal year 2009. Worthy of note was the operating performance in the 4th quarter when the Company reported a margin of 15% with an equally robust rise in sales.

     Key factors driving this good performance were the increase in commercialization volumes of processed products in the domestic market, the consistent and gradual recovery reported in important international markets, reduction of production costs and commercial expenses plus a start on capturing synergies from processes already authorized by the Brazilian anti-trust authority, CADE such as the those of the Overseas Market and Supply Chain areas.

     The company ended 2010 as the country’s third largest exporter. Taking into consideration the numbers recorded in the balance sheet for the year, BRF accounts for a little more than 20% of the Brazilian trade balance, which amounted to US$ 20.3 billion and confirming our vocation as a major generator of currency reserves for the country.

     Export market performance last year was given a major boost from the coordination of BRF/Sadia’s international operations. With synergy gains and better pricing management, 2.3 million tons were commercialized, 5.9% more than the preceding year, on sales revenue of R$ 9.2 billion, a growth of 4.3%.

     Domestic market margins recovered to pre-crisis levels on the back of strong performance. Sales totaled R$ 13.5 billion, an 11.3% increase, while volume was 3.8 million tons, a year-on-year increase of 4.9%.

     The Company invested more than R$ 1 billion during the year in expansion and modernization of its productive capacity as well as in efficiency programs in all areas with a view to sustaining growth plans in the domestic and international markets.

     BRF was once more rated as one of the companies inspiring greatest confidence among investors and shareholders, reporting a 21% increase in market capitalization against an appreciation of only 1% in the IBOVESPA stock index. In the past ten years, the annual average return to shareholders was 31%, making the Company one of the most attractive investment options in the capital markets.

DOMESTIC MARKET

     Various were the factors stimulating demand and product sales in all segments of the domestic market during the course of last year. The meat segment recorded an increase of 10.5% in sales revenue and 6.6% em volume. The recovery in in natura exports helped stabilize the domestic market, sustaining prices and the sale of higher added value items.

     Net sales in the dairy products segment regained the levels of 2008 ending the fiscal year at R$ 2.3 billion. Margins were squeezed by an increase in prices paid to milk producers while average prices at the consumer level remained on a par with 2009.

EXPORT MARKET

     Markets generally posted a gradual and consistent recovery during the course of the year, more notably in the second half. Meat exports amounted to R$ 9 billion, 5% higher than in 2009, while volumes rose 6%.

     BRF has been implementing its Internationalization Project, its focus on higher added value products and distribution to the key operating regions, in this way the Company adopting a more pro-active posture in closer proximity to its final clients and consumers. During the year, important progress was made in distribution to the Middle East, a region which accounted for 31.9% of the Company’s overseas billings.

4th QUARTER: REVENUE GROWS 21% AND GROSS PROFIT, 49.5%

     Set against a favorable trading climate for the Company – an increase in domestic market demand and a gradual recovery in international markets --, BRF recorded 4th quarter growth in sales both in volume as well as sales to both markets.

     Net sales totaled R$ 6.4 billion, 20.6% higher, a growth of 22% in the domestic market and 18.3% in the overseas market. A total of 1.4 million tons was commercialized, a volume 6.4% greater than the same quarter in 2009.

     EBITDA reached R$ 959 million, a year-on-year increase of 167% with a margin of 15%, a gain of R$ 341.7 million when compared to the third quarter in 2010. The good performance of the markets in which the company does business and the incorporation of the fruits of the first phase of synergies sustained growth despite the substantial impact from the rising costs of the Company’s leading raw materials (corn and soybeans).

     Net income for the quarter was R$ 360.2 million, corresponding to a margin of 5.6%. This result represents a growth of 1,537.2% compared with the same period in 2009, and was proportional to the favorable operating performance recorded in the last few months of the year.

     The domestic market remained buoyant against a background of full employment, both contributing to sales of products in all segments, especially those lines destined to meet demand for the year-end holiday period. In the quarter, sales activity in the meats segment grew 22.9% on volumes 10.4% higher.

     Again in the meat segment, export business generated a revenue of R$ 2.4 billion, 18.3% more than the fourth quarter of fiscal year 2009.

     (*) Results from Sadia are incorporated as from July 2009; variations are compared against a pro-forma base as if the incorporation of shares had taken place on January 1 2009

YEAR INFORMATION

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	2010	2009	% Ch.	2010	2009	% Ch.

Net Sales	22,681	15,906	43%	22,681	20,937	8%
Domestic Market	13,515	9,370	44%	13,515	12,148	11%
Exports	9,166	6,536	40%	9,166	8,789	4%
Gross Profit	5,730	3,177	80%	5,730	4,220	36%
Gross Margin	25.3%	20.0%	530 bps	25.3%	20.2%	510 bps
EBIT(1)	1,874	378	396%	1,874	392	378%
Net Income	804	123	554%	804	225	257%
Net Margin	3.5%	0.8%	270 bps	3.5%	1.1%	240 bps
Adjusted Net Income (2)	804	255	215%	804	357	125%
Adjusted Net Margin	3.5%	1.6%	190 bps	3.5%	1.7%	180 bps
EBITDA	2,635	871	203%	2,635	1,166	126%
EBITDA Margin	11.6%	5.5%	610 bps	11.6%	5.6%	600 bps
Earnings per share (3)	0.92	0.14	554%	0.92	0.26	257%

(1) - Operating results before other results and equity accounting.

(2) - Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

(3) - Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010.

4Q INFORMATION

HIGHLIGHTS (R$ Million)	4Q10	4Q09	% Ch.

Net Sales	6,400	5,306	21%
Domestic Market	4,009	3,285	22%
Exports	2,391	2,021	18%
Gross Profit	1,840	1,231	50%
Gross Margin	28.7%	23.2%	550 bps
EBIT(1)	781	262	198%
Net Income	360	22	1,537%
Net Margin	5.6%	0.4%	520 bps
EBITDA	959	359	167%
EBITDA Margin	15.0%	6.8%	820 bps
Earnings per share(2)	0.41	0.03	1,537%

(1)- Operating results before other results and equity accounting.

(2) - Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 24, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director